SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934



                               Quepasa Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    74833W206
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Andres Gonzalez Saravia
                   Mexicans & Americans Trading Together, Inc.
--------------------------------------------------------------------------------
                                 7550 IH 10 West
                                    Suite 630
                            San Antonio, Texas 78229
                                 (210) 341-3777
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Maurice M. Lefkort, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                January 25, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: [ ]

                                  SCHEDULE 13D

CUSIP No. 74833W206

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Mexicans & Americans Trading Together, Inc.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              3,000,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,000,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,000,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 74833W206

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Altos Hornos de Mexico, S.A.B. de C.V.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Mexico
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              3,000,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,000,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,000,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 1 amends the statement on Schedule 13D previously filed on October 27, 2006 (as amended by this Amendment No. 1, the "Schedule 13D"). The Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Quepasa Corporation, a Nevada corporation (the "Company"), and is being filed on behalf of Mexicans & Americans Trading Together, Inc., a Delaware corporation ("MATT Inc.") and Altos Hornos de Mexico, S.A.B. de C.V., a Mexican Variable Capital Company (Sociedad Anonima de Capital Variable) ("AHMSA"). MATT Inc. and AHMSA are sometimes collectively referred to herein as the "Reporting Persons." This Amendment No. 1 refers only to information which has materially changed since the filing of the original Schedule 13D and the items below are amended and supplemented as set forth below. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the original Schedule 13D.

Item 4.    Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby supplemented by adding the following thereto:

     On October 30, 2007, the Company announced the appointment of John C. Abbott as Chief Executive Officer and Chairman of the Board of Directors of the Company effective October 25, 2007, the effective date of the resignation of Robert Stearns, the Company's previous Chief Executive Officer. At the time of his appointment, Mr. Abbott was engaged as a financial consultant to AHMSA.

     On January 25, 2008, MATT Inc. entered into a Note Purchase Agreement with the Company (the "Note Purchase Agreement"). Pursuant to the terms of the Note Purchase Agreement, on January 25, 2008: (i) MATT Inc. purchased a $5 million subordinated promissory note of the Company (the "Promissory Note"), (ii) the exercise price of the outstanding Series 1 Warrant to purchase 1,000,000 shares of Common Stock was reduced from $12.50 per share to $2.75 per share, (iii) the exercise price of the outstanding Series 2 Warrant to purchase 1,000,000 shares of Common Stock was reduced from $15.00 per share to $2.75 per share, and (iv) the Amended and Restated Support Agreement between the Company and MATT Inc. was terminated. The material terms of the Note Purchase Agreement, the Promissory Note and the warrant amendments are described in Item 6 below.

     Except as set forth above, neither the Reporting Persons nor, to the best of their knowledge, any person listed on the schedules to the original Schedule 13D, has any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their position with respect to the Company and formulate plans or proposals with respect to any of such matters.

Item 5.   Interest in Securities of the Issuer.

     Items 5(a) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

     (a) MATT Inc. beneficially owns 3,000,000 shares of Common Stock, consisting of the 1,000,000 shares of Common Stock held by MATT Inc. and the 2,000,000 shares issuable upon exercise of the Warrants owned by MATT Inc. (together, the "Shares"). AHMSA may be deemed to beneficially own the Shares by virtue of its ownership of MATT Inc. The Shares represent 21.0% of 14,279,511 total shares of Common Stock, calculated as the sum of (i) the 12,279,511 shares of Common Stock outstanding as of November 14, 2007, as reported in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007 (the "Reported Share Number"), and (ii) the 2,000,000 shares of Common Stock issuable upon exercise of the Warrants. Mr. Alonso Ancira, Chairman of the Board of Directors of AHMSA (of which MATT Inc. is a wholly owned subsidiary) and the sole member of the Board of Directors of MATT Inc., directly beneficially owns 11,833 share of Common Stock, consisting of 9,750 shares of Common Stock and options to purchase 2,083 shares of Common Stock. Such shares represent less than 0.1% of 12,281,594 total shares of Common Stock, calculated as the sum of (i) the Reported Share Number and (ii) the 2,083 shares of Common Stock issuable upon exercise of such options.

     (c) On January 25, 2008, pursuant to the Note Purchase Agreement and warrant amendments described in this Schedule 13D, the exercise price of the outstanding Series 1 Warrant to purchase 1,000,000 shares of Common Stock was reduced from $12.50 per share to $2.75 per share, and the exercise price of the outstanding Series 2 Warrant to purchase 1,000,000 shares of Common Stock was reduced from $15.00 per share to $2.75 per share. Mr. Ancira, in consideration for his service as a member of the Board of Directors of the Company, was granted 1,250 shares of Common Stock on December 31, 2007 pursuant to the Company's 2006 Stock Incentive Plan. Additionally, under the 2006 Stock Incentive Plan, on January 18, 2008, Mr. Ancira was granted 3,500 shares of Common Stock and options to purchase 12,500 shares of Common Stock, with such options vesting in 12 equal monthly installments over the 2008 calendar year. During the past 60 days, there were no other transactions in the Common Stock, or securities convertible or exercisable into shares of Common Stock, effected by the Reporting Persons nor, to the best of their knowledge, any person listed on the schedules to the original Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

     Pursuant to the Note Purchase Agreement, the Company sold to MATT Inc. the subordinated Promissory Note for $5,000,000. Interest accrues at the rate of 4.46%, compounded annually, until the principal amount is paid in full. The Company is obligated to repay the principal amount of the Promissory Note, together with all accrued and outstanding interest in respect of such principal amount, upon the first to occur of (i) October 16, 2016, (ii) the exercise by MATT Inc. of all or any part of the Series 1 Warrant and/or Series 2 Warrant, but only in the principal amount (which together with all accrued interest) is equal to the exercise price paid by MATT Inc. in such warrant exercise, (iii) any liquidation, dissolution, winding up or liquidating dividend of the Company,
(iv) the commencement of any voluntary or involuntary insolvency or bankruptcy case or proceeding, (v) the occurrence of an event of default resulting in the acceleration of the maturity of the Promissory Note or (vi) upon the occurrence of (x) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (y) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company's voting power is transferred; or (z) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company; except in the case of this clause (vi) for a transaction with respect to which the weighted average (based on daily trading volume of the principal market) closing price of the Company's common stock for the 30 days following the announcement of such transaction exceeded $2.75 per share (adjusted for stock splits, dividends and similar transactions subsequent to the date hereof) with respect to which the price of the Common Stock for the 30 days following the announcement such transaction exceeds $2.75 per share. The Company may repay the Promissory Note at any time.

     The Company and MATT Inc. expressly agreed that the indebtedness evidenced by the Promissory Note is subordinated in right of payment to the prior payment in full of all obligations of the Company, whether currently outstanding or incurred in the future, for the payment of indebtedness for borrowed money (including those in which the Company is responsible or liable as obligor, guarantor or otherwise), except indebtedness obligations of the Company which by their express terms are pari passu in right of payment to the Promissory Note ("Pari Passu Debt"). Any payments received by MATT Inc. with respect to the Promissory Note when such payment is prohibited by the terms of the Promissory Note are required to be held by MATT Inc. in trust for the benefit of the holders of obligations of the Company senior to the Pari Passu Debt.

     The Promissory Note also provides that in the event that MATT Inc. receives any payment with respect to the Promissory Note (other than a payment or deemed payment in connection with the surrender of the Promissory Note in payment of the exercise price of the Warrants) that is greater than its pro rata share (based on outstanding principal amount) of all payments concurrently made to the holders of Pari Passu Debt, then the amount of such payment in excess of the pro rata share (the "Excess Payment") shall be held by MATT Inc., in trust for the benefit of, and shall be paid forthwith over and delivered, upon written request, to, the holders of Pari Passu Debt as their interests may appear or their representative under the agreements (if any) pursuant to which Pari Passu Debt may have been issued, as their respective interests may appear, for application to the payment of all Obligations with respect to Pari Passu Debt remaining unpaid.

     The Promissory Note also includes certain debt covenants. Under the Promissory Note, the Company must make ratable payments to MATT Inc. if the Company makes any payments on Pari Passu Debt. Additionally, pursuant to the Promissory Note the Company may not incur or become liable for any indebtedness for borrowed money without the prior written consent of the holders of a majority of the outstanding principal amount of the Promissory Note and all Pari Passu Debt, voting as a single class, except for certain carveouts which include
(a) purchase money debt and capital lease obligations used to finance the acquisition of equipment in the ordinary course of business, not exceeding the purchase price of the equipment financed or subject to the capital lease, as the case may be, and not imposing a lien or security interest on any assets other than the equipment so financed, (b) other indebtedness for borrowed money not to exceed $3 million and (c) Pari Passu Debt. Events of default under the Promissory Note include the Company's (i) failure to pay principal or interest when due, (ii) breach of any of its representations or warranties in the Note Purchase Agreement, (iii) failure to comply with or perform any covenant contained in the Promissory Note that is not cured within 15 days and (iv) default in the payment of principal of or interest on any borrowed money indebtedness exceeding $500,000 or the acceleration of any such indebtedness. Upon the occurrence of an event of default, in addition to the entire outstanding principal balance and accrued interest becoming due, interest accrues at a default rate of interest that is five percentage points (5.0%) higher than the original rate of interest.

     Pursuant to the Note Purchase Agreement, MATT Inc. and the Company entered into an amendment of each of the outstanding Warrants. Pursuant to the terms of the amendment, the exercise price of each of the Warrants was reduced to $2.75 per share. Each Warrant remains exercisable for 1,000,000 shares of Common Stock (2,000,000 shares in the aggregate) and expires at 5:00 p.m. E.S.T. on October 17, 2016. Pursuant to the terms of the Warrant amendments, MATT Inc. is entitled to pay the exercise price of either of the Warrants (in whole or in part) through the surrender of all or a portion of the Promissory Note or any other promissory note due to MATT Inc. from the Company.

     In addition, pursuant to the Note Purchase Agreement, the Amended and Restated Support Agreement between the Company and MATT Inc. whereby MATT Inc. was obligated (x) to use its commercially reasonable efforts to generate advertising and other commercial revenue for the Company, with such revenue resulting in certain adjustments to the exercise prices of the Warrants and (y) to provide certain jet services, was terminated.

     The descriptions in this Schedule 13D of the Note Purchase Agreement, the Promissory Note and the warrant amendments are qualified by reference to such documents, forms of which are included as exhibits to this Schedule 13D, and incorporated herein by reference.

     As described above, under the 2006 Stock Incentive Plan, Mr. Ancira was granted options to purchase 12,500 shares of Common Stock, at an exercise price of $2.49 per share, in consideration for his service as a member of the Board of Directors of the Company. Such options will be subject to the terms of a standard option grant agreement and vest in 12 equal monthly installments through December 31, 2008. The options expire on January 18, 2018.

Item 7.  Material to be Filed as Exhibits.

99.7 Form of Note Purchase Agreement, dated January 25, 2008, by and between Quepasa Corporation and Mexicans & Americans Trading Together, Inc.

99.8 Form of Promissory Note, dated as of January 25, 2008, issued by Quepasa Corporation to Mexicans & Americans Trading Together, Inc.

99.9 Form of Amendment No. 1 to Series 1 Common Stock Purchase Warrant, dated as of January 25, 2008, by and between the Company and Mexicans & Americans Trading Together, Inc.

99.10 Form of Amendment No. 1 to Series 2 Common Stock Purchase Warrant, dated as of January 25, 2008, by and between the Company and Mexicans & Americans Trading Together, Inc.

                         [Signatures on following page]

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 28, 2008

                                 MEXICANS & AMERICANS TRADING TOGETHER, INC.



                                 By:  /s/ Andres Gonzalez Saravia
                                      -------------------------------------
                                      Name:  Andres Gonzalez Saravia
                                      Title: President




                                 ALTOS HORNOS DE MEXICO, S.A.B. DE C.V.



                                By:  /s/ Andres Gonzalez Saravia
                                      -------------------------------------
                                      Name:  Andres Gonzalez Saravia
                                      Title: Legal Director





               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D
            WITH RESPECT TO THE COMMON STOCK OF QUEPASA CORPORATION]